Exhibit 99.1

IAMGOLD to reduce employee base at Rosebel Mine by 10%

TORONTO, Oct. 8, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that the company has started a process to reduce by 10% the number of employees at its Rosebel Gold Mines ("Rosebel") in Suriname.  Over the past two years IAMGOLD has reduced overall costs by approximately $175 million and improved  productivity at its mines, resulting in a drop of the Company's all-in sustaining costs ("AISC") at its gold mines by $120 per ounce since Q2 2013.   The current gold price environment requires Rosebel to initiate further action and adjust the size of its employee base accordingly.

President and CEO of IAMGOLD, Steve Letwin, commented, "We are taking further steps to reduce costs and capital expenditures to continue to strengthen our financial position during a period of weak and uncertain market conditions.  While we have strived to avoid impacting jobs at the operations, this is a necessary step for the long-term viability of the Rosebel mine for the mutual benefit of Suriname, the employees and our investors.  On behalf of IAMGOLD and the Board of Directors, I express appreciation to all of our employees at Rosebel for their hard work and commitment in these challenging times."

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  include, without limitation, statements with respect to the Company's guidance for production and costs. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "continue", "remain" and "expect" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader not to place any reliance whatsoever on forward-looking information or forward-looking statements. Forward- looking information and  forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815, Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 07:30e 08-OCT-15